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NEWS........NEWS........NEWS........NEWS........NEWS........NEWS........NEWS....

Contacts:
         For Michael Foods, Inc.:           For Canadian Inovatech Inc.:
         Mark D. Witmer                     Katrinia Walter
         (952) 258-4906                     (604) 857-4528
         mark.witmer@michaelfoods.com       kwalter@inovatech.com

For Immediate Release

MICHAEL FOODS TO ACQUIRE CANADIAN INOVATECH'S EGG PRODUCTS BUSINESS

MINNETONKA, Aug. 13 -- Michael Foods, Inc. announced today that it has entered into an Asset Purchase Agreement with Canadian Inovatech Inc. whereby Michael Foods' wholly-owned Canadian subsidiary, MFI Food Canada, Ltd., will acquire the egg products assets of Canadian Inovatech. These assets include customer lists, egg processing equipment, and other assets. Additionally, Michael Foods will enter into long-term leases for two plants presently operated by Canadian Inovatech. Terms of the pending cash purchase were not disclosed. A late August closing is expected. The egg products operations of Canadian Inovatech are expected to generate approximately CD$70 million in sales this year. This new division will continue to service its customers and worldwide markets under the name Inovatech Egg Products, a division of MFI Food Canada, Ltd.

Canadian Inovatech is also a one-third partner in a Canadian joint venture, Trilogy Egg Products, Inc., along with Michael Foods and The Egg Producers Co-op Ltd., a group of Manitoba-based egg producers. Hence, upon the completion of the asset purchase, Michael Foods will own two-thirds of Trilogy Egg Products. Trilogy produces and markets value-added egg products in Canada.

Michael Foods' Chairman, President and Chief Executive Officer, Gregg A. Ostrander, commented, "We have gotten to know Hugh Wiebe and his management team well these past three years through our common ownership in Trilogy Egg Products. I have strong respect for Inovatech and what they have accomplished in the egg products market. Together we will be well positioned to service and support our major customer base across North America. Canadian Inovatech is also a leading exporter of value-added egg products, which will open new doors for Michael Foods' Egg Products Company internationally. We look forward to adding Canadian Inovatech's egg products business to the Michael Foods family."

Canadian Inovatech's President is J. Hugh Wiebe, who will be President of Inovatech Egg Products after the acquisition is closed. Mr. Wiebe commented, "We are excited to be partnering with Michael Foods. Their global leadership in value-added egg products fits perfectly with our egg products business. Canadian Inovatech is Canada's largest egg processor. With this partnership, we will be coupling Michael Foods' market leadership with our strengths in the marketing of value-added specialty egg products for the industrial market. This will allow us to broaden our focus, giving us a broader base from which to better service our customers' needs around the world."

Michael Foods, Inc., based in Minnetonka, MN, is a diversified food processor and distributor with particular interests in egg products, refrigerated grocery products, specialty dairy products and refrigerated potato products. Principal subsidiaries include M. G. Waldbaum Company, Papetti's

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Hygrade Egg Products, Inc., Crystal Farms Refrigerated Distribution Company,
Kohler Mix Specialties, Inc. and Northern Star Co.

Canadian Inovatech Inc., based in Abbotsford, BC, is the successor to a combination of family businesses founded in the late 1950s that operated primarily in the Canadian egg processing business. It has since evolved into an international company employing the latest in technology, research and development to produce and market food, nutritional and nutraceutical ingredients and finished products. In addition to its egg products business, Inovatech has dairy-based nutritional products and biologically active proteins, which are marketed worldwide.

CERTAIN ITEMS IN THIS RELEASE ARE FORWARD-LOOKING STATEMENTS RELATED TO MICHAEL FOODS, INC., WHICH ARE MADE IN RELIANCE UPON THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES, INCLUDING CHANGES IN DOMESTIC AND INTERNATIONAL ECONOMIC CONDITIONS. ADDITIONAL RISKS AND UNCERTAINTIES INCLUDE VARIANCES IN THE DEMAND FOR THE COMPANY'S PRODUCTS DUE TO CUSTOMER DEVELOPMENTS AND INDUSTRY DEVELOPMENTS, AS WELL AS UNCERTAINTIES AS TO THE LEVEL OF DEMAND IN THE CANADIAN AND INTERNATIONAL MARKETS FOR VALUE-ADDED EGG PRODUCTS. AS A RESULT, THE COMPANY'S ACTUAL FINANCIAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS ESTIMATED BY, FORECASTED BY, OR IMPLIED BY THE COMPANY IN SUCH FORWARD-LOOKING STATEMENTS.

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08-13-02